Exhibit 99.2

AKORRI NETWORKS, INC.

RESTRICTED STOCK UNIT AGREEMENT

Akorri Networks, Inc. (the “Company”) hereby grants you, (the “Participant”), an award of restricted stock units (“Restricted Stock Units”) under the Akorri Networks, Inc. 2010 Equity Incentive Plan (the “Plan”) effective as of immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated sometime in the month of February 2011 by and among the Company, NetApp, Inc. and Akorri Merger Sub, Inc. (such transactions, the “Merger,” such agreement, the “Merger Agreement” and such date, the “Effective Date”). Subject to the provisions of Appendix A (attached) and of the Plan, the principal features of this award are as follows:

Participant:

«FIRST_NAME» «MIDDLE_NAME» «LAST_NAME»

«ADDRESS_LINE_1»

«ADDRESS_LINE_2»

«CITY», «STATE» «ZIP_CODE»

«COUNTRY»

Grant Date: «GRANT_DATE»

Grant Number: «NUM»

Number of Restricted Stock Units: That number calculated by dividing $«Dollar Value of Award» by the average of the closing prices for a share of NetApp, Inc. common stock on the NASDAQ Stock Market on the ten (10) trading days ended two (2) trading days prior to the Effective Date and rounding down to the nearest whole number.

Vesting Commencement Date: The Effective Date.

Vesting of Restricted Stock Units: The Restricted Stock Units will vest according to the following schedule:

Fifty percent (50%) of the Restricted Stock Units will vest on the first annual anniversary of the Effective Date, and on the next annual anniversary date thereafter, subject to Participant’s continuous Service through each such date.

Unless otherwise defined herein or in Appendix A, capitalized terms herein or in Appendix A will have the defined meanings ascribed to them in the Plan.

By Participant’s signature and the signature of the representative of the Company below, Participant acknowledges and agrees to the terms of the Restricted Stock Unit Agreement (the “Agreement”) and understands that his or her signature will result in a contract between Participant and the Company with respect to this award of Restricted Stock Units. Participant agrees and acknowledges that Participant’s signature below indicates Participant’s agreement and understanding that this award of Restricted Stock Units is subject to all of the terms and conditions contained in Appendix A and the Plan. For example, important additional information on vesting and forfeiture of the Restricted Stock Units is contained in Paragraphs 3 through 5 of Appendix A. PLEASE BE SURE TO READ ALL OF APPENDIX A, WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THIS AGREEMENT.

Participant should retain a copy of Participant’s signed Agreement. A copy of the Plan is available upon request made to Stock Administration.

PARTICIPANT:	AKORRI NETWORKS, INC.:

Signature	Signature

Print Name	Print Name / Title

Date	Date

APPENDIX A

TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

Grant # «NUM»

1. Grant. The Company hereby grants to the Participant under the Plan an award of Restricted Stock Units, subject to all of the terms and conditions in this Agreement and the Plan.

2. Company’s Obligation to Pay. Each Restricted Stock Unit represents the right to receive a share of Stock on the date it becomes vested. Unless and until the Restricted Stock Units will have vested in the manner set forth in paragraphs 3 and 4, the Participant will have no right to payment of any such Restricted Stock Units. Prior to actual payment of any vested Restricted Stock Units, such Restricted Stock Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3. Vesting Schedule. Subject to paragraph 4, the Restricted Stock Units awarded by this Agreement will vest in the Participant according to the vesting schedule set forth on the attached Restricted Stock Unit Agreement, subject to the Participant’s continuous Service through each such date.

4. Forfeiture upon Termination of Continuous Service. Notwithstanding any contrary provision of this Agreement, if the Participant’s continuous Service terminates for any or no reason, the then-unvested Restricted Stock Units awarded by this Agreement will thereupon be forfeited at no cost to the Company and the Participant will have no further rights thereunder.

5. Payment after Vesting. Any Restricted Stock Units that vest in accordance with paragraph 3 will be paid to the Participant (or in the event of the Participant’s death, to his or her estate) in whole shares of Stock, provided that to the extent determined appropriate by the Company, any federal, state and local withholding taxes with respect to such Restricted Stock Units will be paid by reducing the number of shares actually paid to the Participant (see Section 7). Subject to the provisions of Section 5(b), vested Restricted Stock Units will be paid in whole shares of Stock as soon as practicable after vesting, but in each such case no later than the date that is two-and-one-half (2 1/2) months from the later of (i) the end of the Company’s tax year that includes the vesting date, or (ii) the end of Participant’s tax year that includes the vesting date.

(b) Notwithstanding anything in the Plan or this Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Restricted Stock Units is accelerated in connection with Participant’s termination of continuous Service (provided that such termination is a “separation from service” within the meaning of Section 409A, as determined by the Company), other than due to death, and if (x) Participant is a “specified employee” within the meaning of Section 409A at the time of such termination of continuous Service and (y) the payment of such accelerated Restricted Stock Units will result in the imposition of additional tax under Section 409A if paid to Participant on or within the six (6) month period following Participant’s termination of continuous Service, then the payment of such accelerated Restricted Stock Units will not be made until the date six (6) months and one (1) day following the date of Participant’s termination of continuous Service, unless Participant dies following his or her termination, in which case, the Restricted Stock Units will be paid in shares of Stock in accordance with Section 6 as soon as practicable following his or her death. It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the Restricted Stock Units provided under this Agreement or shares of Stock issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

6. Payments after Death. Any distribution or delivery to be made to the Participant under this Agreement will, if the Participant is then deceased, be made to the Participant’s designated beneficiary, or if no beneficiary survives the Participant, administrator or executor of the Participant’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

7. Withholding of Taxes. Notwithstanding any contrary provision of this Agreement, no shares of Stock will be issued to the Participant, unless and until satisfactory arrangements (as determined by the Plan Administrator) will have been made by the Participant with respect to the payment of income (including federal, state, foreign and local taxes), employment, social insurance, payroll tax, payment on account and other taxes which the Company determines must be withheld with respect to such shares of Stock so issuable (the “Withholding Taxes”). Participant acknowledges that the ultimate liability for all Withholding Taxes legally due by the Participant is and remains the Participant’s responsibility and that the Company and/or the Participant’s actual employer (the “Employer”) (i) make no representations or undertakings regarding the treatment of any Withholding Taxes in connection with any aspect of the Restricted Stock Units, including the grant of the Restricted Stock Units, the vesting of Restricted Stock Units, the settlement of the Restricted Stock Units in shares of Stock or the receipt of an equivalent cash payment, the subsequent sale of any shares of Stock acquired at vesting and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate the Participant’s liability for Withholding Taxes.

To satisfy the Withholding Taxes, the Company may withhold otherwise deliverable shares of Stock upon vesting of Restricted Stock Units, according to the vesting schedule, having a Fair Market Value equal to the minimum amount required to be withheld for the payment of the Withholding Taxes pursuant to such procedures as the Plan Administrator may specify from time to time. The Company will not retain fractional shares of Stock to satisfy any portion of the Withholding Taxes. If the Plan Administrator determines that the withholding of whole shares of Stock results in an over-withholding to meet the minimum tax withholding requirements, a reimbursement will be made to the Participant as soon as administratively possible.

If the Company does not withhold in shares of Stock as described above, prior to the issuance of shares of Stock upon vesting of Restricted Stock Units or the receipt of an equivalent cash payment, the Participant shall pay, or make adequate arrangements satisfactory to the Company or to the Employer (in their sole discretion) to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, the Participant authorizes the Company or the Employer to withhold all applicable Withholding Taxes legally payable by the Participant from the Participant’s wages or other cash compensation payable to the Participant by the Company or the Employer or from any equivalent cash payment received upon vesting of the Restricted Stock Units.

Alternatively, or in addition, if permissible under local law, the Participant may instruct and authorize the Plan Administrator to pay Withholding Taxes, in whole or in part, by one of the additional following alternatives:

(a) the Participant providing irrevocable instructions to a Company-designated broker to deliver cash to the Company (or the Employer) from the Participant’s previously established account with such broker equal to the Withholding Taxes; or

(b) the Participant providing irrevocable instructions to a Company-designated broker to sell a sufficient number of shares of Stock otherwise deliverable to the Participant having a Fair Market Value equal to the Withholding Taxes, provided that such sale does not violate Company policy or Applicable Laws.

If the Participant fails to make satisfactory arrangements for the payment of the Withholding Taxes hereunder at the time any applicable Restricted Stock Units otherwise are scheduled to vest pursuant to Section 3, the Participant will permanently forfeit such Restricted Stock Units and any shares of Stock otherwise deliverable with respect thereto, and the Restricted Stock Units will be returned to the Company at no cost to the Company.

8. Rights as Stockholder. Neither the Participant nor any person claiming under or through the Participant will have any of the rights or privileges of a stockholder of the Company in respect of any shares of Stock deliverable hereunder unless and until certificates representing such shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant.

9. No Effect on Service. The Participant’s service with the Company and its Subsidiaries is on an at-will basis only. Accordingly, the terms of the Participant’s service with the Company and its Subsidiaries will be determined from time to time by the Company or the Subsidiary employing or retaining the Participant (as the case may be), and the Company or the Subsidiary, as applicable, will have the right, which is hereby expressly reserved, to terminate or change the terms of the employment or service of the Participant at any time for any reason whatsoever, with or without good cause.

10. Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to NetApp, Inc. at 495 East Java Drive, Sunnyvale, CA 94089, Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing.

11. Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

12. Leave of Absence. The following provisions shall apply upon Participant’s commencement of an authorized leave of absence:

(a) If the leave of absence is protected by any statute such that re-employment upon expiration of such protected leave is guaranteed, the Restricted Stock Units awarded by this Agreement that are scheduled to vest shall be modified as follows:

(i) The vesting schedule in effect under this Agreement shall continue for a period of up to twelve (12) weeks from the first day of the authorized leave. If Participant does not resume active Employee status within such twelve (12)-week period, then no Service credit shall be given for the balance of the leave of absence, unless applicable laws governing such statutory leave would require a longer vesting continuance period, in which case vesting shall continue as provided in this Agreement for such period required by such statute.

(b) If the leave of absence is not protected by statute such that re-employment upon expiration of such leave is not guaranteed by statute, the Restricted Stock Units awarded by this Agreement that are scheduled to vest shall be modified as follows:

(i) The vesting schedule in effect under this Agreement shall be frozen as of the first day of the authorized leave.

(ii) Should Participant resume active Employee status within sixty (60) days after the start date of the authorized leave, Participant shall, for purposes of the vesting schedule set forth in this Agreement, receive Service credit for the entire period of such leave. If Participant does not resume active Employee status within such sixty (60)-day period, then no Service credit shall be given for the period of such leave.

13. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

14. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the shares of Stock upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of shares to the Participant (or his estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of the payment of any shares of Stock will violate federal securities laws or other applicable laws, the Company will defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of shares will no longer cause such violation. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

15. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

16. Administrator Authority. The Plan Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Plan Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Plan Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

17. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

18. Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

19. Labor Law. By accepting this award of Restricted Stock Units, the Participant acknowledges that: (a) the grant of this award of Restricted Stock Units is a one-time benefit which does not create any contractual or other right to receive future grants of Restricted Stock Units, or benefits in lieu of Restricted Stock Units; (b) all determinations with respect to any future grants, including, but not limited to, the times when the Restricted Stock Units shall be granted, the number of shares of Stock issuable pursuant to each award of Restricted Stock Units, the time or times when Restricted Stock Units shall vest, will be at the sole discretion of the Company; (c) the Participant’s participation in the Plan is voluntary; (d) this award of Restricted Stock Units is an extraordinary item of compensation which is outside the scope of the Participant’s employment contract, if any; (e) this award of Restricted Stock Units is not part of the Participant’s normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (f) the vesting of this award of Restricted Stock Units ceases upon termination of Service for any reason except as may otherwise be explicitly provided in the Plan or this Agreement; (g) the future value of the underlying shares of Stock is unknown and cannot be predicted with certainty; (h) this award of Restricted Stock Units has been granted to the Participant in the Participant’s status as an Employee, a non-employee member of the Board or a consultant or independent advisor of the Company or its Parent or Subsidiary; (i) any claims resulting from this award of Restricted Stock Units shall be enforceable, if at all, against the Company; and (j) there shall be no additional obligations for the Participant’s Employer as a result of this award of Restricted Stock Units.

20. Disclosure of Participant Information. By accepting this award of Restricted Stock Units, the Participant consents to the collection, use and transfer of personal data as described in this paragraph. The Participant understands that the Company and its Parent and Subsidiaries hold certain personal information about him or her, including his or her name, home address and telephone number, date of birth, social security or identity number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all awards of Restricted Stock Units or any other entitlement to shares of Stock awarded, canceled, exercised, vested, unvested or outstanding in his or her favor, for the purpose of managing and administering the Plan (“Data”). The Participant further understands that the Company and/or its Parent or Subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of his or her participation in the Plan, and that the Company and/or any of its Parent or Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. The Participant authorizes the Company to receive, possess, use, retain and transfer the Data in electronic or other form, for the purposes of implementing, administering and managing his or her participation in the Plan, including any requisite transfer to a broker or other third party with whom he or she may elect to deposit any shares of Stock acquired from this award of Restricted Stock Units of such Data as may be required for the administration of the Plan and/or the subsequent holding of the shares of Stock on his or her behalf. The Participant understands that he or she may, at any time, view the Data, require any necessary amendments to the Data or withdraw the consent herein in writing by contacting the Human Resources Department and/or Stock Administration Department for his or her Employer.